Exhibit 99.1

ANNOUNCEMENT

Pursuant to CVM Instruction nº 358 of January 3, 2002, as amended, Perdigão S.A. (“Perdigão”) wishes to reiterate to the public its communication of April 24, 2009, in which it stated that it is in discussions with Sadia S.A. with a view to analyzing the feasibility of an association between these two companies. However, at the present time, Perdigão and Sadia S.A. have not reached any agreement on the terms of any such association and have not signed any document, even of a preliminary nature, with respect to this matter.

Further, Perdigão informs that its continuing discussions should not be understood by the market as representing any kind of commitment by Perdigão with respect to the conclusion of any association between the companies.

Perdigão will appropriately and immediately announce to the market any concrete fact arising out of the discussions.

São Paulo(SP), May 12, 2009

Leopoldo Viriato Saboya

CFO and IR Officer

Perdigão S.A.